Exhibit 4.4

DESCRIPTION OF THE REGISTRANT'S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Mercer International Inc. (the “Company,” “we,” “us” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, being the Company's common stock, par value $1.00 per share (“Common Stock”).

The following is a summary of the terms of our Common Stock. This summary does not purport to be complete, and is subject to, and qualified in its entirety by the full text of our Articles of Incorporation (“Articles”) and our Bylaws, as amended, each of which is incorporated by reference as an exhibit to our Annual Report on Form 10-K. We encourage you to read our Articles, our Bylaws and the applicable provisions of Washington Business Corporation Act (the “Act”), contained within Title 23B of the Revised Code of Washington, for additional information.

Authorized Capital

We are authorized under our Articles to issue up to 200,000,000 shares of Common Stock, $1.00 par value per share and 50,000,000 shares of preferred stock, $1.00 par value per share (“Preferred Stock”), issuable in series. Our Common Stock is listed on the NASDAQ Global Select Market under the trading symbol “MERC”.

Dividend Rights

Holders of our Common Stock are entitled to dividends when, as and if declared by our board of directors from time to time.

Voting Rights

Each share of our Common Stock entitles the holder to one vote at a meeting of our shareholders. Cumulative voting in the election of directors is not permitted.

Liquidation Rights

Upon the liquidation, dissolution or winding up of the Company, the holders of our Common Stock are entitled to participate pro rata in any distribution of the Company's assets (in cash or in kind or partly each) after the payment of all liabilities, subject to the rights of holders of preferred stock.

Other Rights and Preferences

There are no sinking fund or redemption provisions or preemptive, conversion or exchange rights on our Common Stock.

Certain Anti-Takeover Provisions

The Act, our Articles and our Bylaws contain certain provisions that may have an anti-takeover effect and could delay or make more difficult an acquisition of control. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of us, even though such a proposal, if made, might be considered desirable by a majority of our stockholders. Set forth below is a description of certain selected provisions contained in the Act, our Articles and our Bylaws that could impede or delay an acquisition of control of us. This description is intended as a summary only and is subject to, and qualified in its entirety by reference to, the Act, our Articles and our Bylaws.

Washington Law

We are subject to the provisions of Chapter 23B.19 of the Act, which prohibits a Washington corporation, with certain exceptions, from engaging in certain significant business transactions with an “acquiring person” (defined generally as a person or group of persons who beneficially own or acquire 10% or more of our voting securities) for a period of five years following the acquiring person’s share acquisition date. The prohibited transactions include, among others, mergers or consolidations with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, or any other receipt by the acquiring person of a disproportionate benefit as a shareholder.

Exceptions to this statutory prohibition include approval of the significant business transaction at a shareholders meeting by holders of not less than two-thirds of the outstanding shares entitled to vote on the transaction, not counting shares as to which the acquiring person has beneficial ownership or voting control, significant business transactions approved by a majority of the members of our board of directors prior to the acquiring person first becoming an acquiring person, or a merger, share exchange, consolidation, liquidation, distribution or certain other significant business transactions entered into with the acquiring person where certain requirements regarding the fairness of the consideration to be received by the shareholders have been met.

We may not exempt ourselves from coverage of this statute. These statutory provisions may have the effect of delaying, deterring or preventing a change in control of us.

Articles of Incorporation and Bylaws

The following provisions of our Articles and Bylaws, among others, may have an anti-takeover effect:

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Preferred Stock. Our board of directors has the authority to issue up to 50,000,000 shares of Preferred Stock, and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the holders of our Common Stock.

•	Cumulative Voting. Our Articles do not permit cumulative voting for directors.

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Advance Notice. Shareholders who wish to nominate any person for election as a director of the Company or to propose any business at an annual meeting of our shareholders must comply with requirements and procedures contained in the Bylaws.

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Special Meetings. Our Bylaws provide that only a majority of the board of directors, the chairman of the board of directors or the chief executive officer of the Company may call a special meeting of the shareholders, except that shareholders holding shares in the aggregate entitled to cast not less than 20% of the votes at that meeting may call a special meeting under certain requirements and procedures contained in the Bylaws.

•	Board Vacancies. Our board of directors may fill any vacancies of the board of directors, including vacancies resulting from a resolution by our board of directors to increase the number of directors.

•	Amendment to Bylaws. The Bylaws may be altered, amended or repealed by either our board of directors or at any meeting by the requisite vote of our shareholders.